Filed Pursuant to Rule 433

to Prospectus dated May 11, 2023

Registration Statement No. 333-271838

Article Posted to Company Intranet, July 5, 2023

Dominion Energy Reliability Investments (DERI) Wants to Celebrate its 5-Year Anniversary with You!

Dominion Energy Reliability Investment is celebrating its 5-year anniversary with a prize drawing for employees! DERI will be gifting a grand prize of an Apple Watch to one employee and Yeti Tumblers to four runner-up employee participants.

Existing accounts and accounts set up by July 31, 2023 will automatically be entered into the drawing. No enrollment necessary, please see drawing participation guidelines. Prize winners will be responsible for taxes associated with the award.

For the past five years, DERI has provided employees with the opportunity to make a direct purchase of new debt obligations of Dominion Energy. Each investment offers employees a competitive floating interest rate, and easy access to their investment whenever it is needed. Additional benefits of investing in DERI include no maintenance fees, easy online access, and automatic savings tools.

Since the program’s inception in 2018, DERI’s total balance has grown to approximately $400 million, and over 250 employees have created an account and benefited from competitive variable rates.

Current interest rates (effective May 8, 2023)**

4.75% for account balances less than $10,000

4.85% for account balances $10,000-$49,999

5.25% for account balances $50,000+

**Per annum interest rates are determined by the Dominion Energy Reliability Investment Committee on a weekly basis in its sole discretion.

How do I create a DERI account and participate in the prize drawing?

•	Must be a Dominion Energy employee

•	Three ways to apply:

•	Enroll online by visiting Dominion Energy Reliability Investment - DERI

•	Print and complete a simple application and mail it to:

Dominion Energy Reliability Investment

P.O. Box 75713

Chicago, IL 60675-5713

•	Request an enrollment kit by calling 866-876-0001

Interested in participating in the prize drawing without creating an account or being an existing account holder?

•	Send a 3x5 index card with your contact information to:

Treasury – DERI

120 Tredegar St

Richmond, VA 23219

The deadline for participating in the drawing is July 31, 2023. For additional information visit the DERI website, reach out to DERI@dominionenergy.com, or call 866-876-0001. View the official rules.

Apple Watch is a registered trademark of Apple Inc. YETI is a registered trademark of Yeti Coolers, LLC.

Investments in the Dominion Energy Reliability Investment program are not Federal Deposit Insurance Corporation (FDIC) insured.

Dominion Energy, Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Dominion Energy, Inc. has filed with the SEC, for more complete information about Dominion Energy, Inc. and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov or the DERI website at investors.dominionenergy.com/fixed-income/dominion-energy-reliability-investment/. Alternatively, Dominion Energy, Inc. will arrange to send you a prospectus if you request it by calling toll free at 866-876-0001.